FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of April 2024

Commission File Number: 001-12568

BBVA Argentina Bank S.A.

(Translation of registrant’s name into English)

111 Córdoba Av, C1054AAA

Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (1):

Yes No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes No X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with

Rule 12g3-2(b): N/A

BBVA Argentina Bank S.A.

TABLE OF CONTENTS

Item

Relevant Event

Organizational changes at

Banco BBVA Argentina S.A

Buenos Aires, April 26, 2024

Messrs.

Securities and Exchange Commission

RE: Relevant Event. Organizational changes at Banco BBVA Argentina S.A..

Of my greatest consideration:

I am writing to you in my capacity as Head of Market Relations at Banco BBVA Argentina S.A., in order to inform you that the Board of Directors, in its meeting following the shareholders' meeting held today, accepted the resignation presented by Mr. Martín Ezequiel Zarich to the position of General Manager, for personal reasons, as of May 1, 2024.

Mr. Jorge Alberto Bledel was appointed to replace him ad-referendum of the approval by the Central Bank of the Argentine Republic.

In addition, it was resolved to replace Mr. Gustavo O. Fernández, Director of Talent and Culture, for Ms. Vanesa E. Bories.

The Board of Directors especially thanks and recognizes Mr. Martín Ezequiel Zarich and Mr. Gustavo O. Fernández for their great commitment and professional contribution during these years.

Without further ado, I greet you very carefully.

BANCO BBVA ARGENTINA S.A.

Av. Córdoba 111, piso 31 (C1054AAA) Ciudad Autónoma de Buenos Aires, Argentina

IGJ 21-07-21 N° 11.156 L.103 T SA (T.O)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BBVA Argentina Bank S.A.

Date: April 26, 2024	By:	/s/ Carmen Morillo Arroyo
Name: Carmen Morillo Arroyo
Title: Chief Financial Officer